82-4302

Российская  Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутн...
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, И...



03029771

«19th» August 2003 г. № 16-148

03 SEP -8 PM 7:21

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with the OJSC "Surgutneftegas" (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we submit you **Quarterly Report of OJSC Surgutneftegas for the second quarter of 2003**. Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Enclosure: a copy of 95 pages.

Yours sincerely,

Deputy Head of
Securities Department

A.N.Serebriakov

Sergeeva
42-63-45

dlw 9/8

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1	*Тел.:*	*42-61-33 42-60-30*	*1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*
	Телетайп	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

Open Joint Stock Company "Surgutneftegas"
INN 8602060555

03 SEP -8 AM 7:21

APPROVED
by the Board of Directors of Open Joint Stock Company "Surgutneftegas"
Minutes No. 2p. as of 31.07.2003

Secretary of the Board of Directors A.G. Zhernovkov ____________
(signature)

STAMP

QUARTERLY REPORT

SECURITIES ISSUER

II QUARTER 2003

Open Joint Stock Company "Surgutneftegas"

The Issuer's code: 00155-A

Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

In conformity with the Russian Federation Legislation on Securities, information contained in the present quarterly report is subject to disclosure

Acting Director General N.I.Matveev ____________
(signature)

Chief Accountant M.N.Globa ____________
(signature)

30.07.2003

(STAMP)

Contact person: ***Molchanov Anton Ivanovich***
Securities Division Head
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
e-mail: ***AMolchanov@msk.surgutneftegas.ru***

A. Information on the Issuer

9. The Issuer's full corporate name.
Open Joint Stock Company "Surgutneftegas"

10. Abbreviated name.
OJSC "Surgutneftegas"

11. Information on the alterations in the Issuer's name, organizational and legal form.

Open Joint Stock Company "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

The current name was introduced: ***27.06.1996***

12. Information on the State registration of the Issuer and licenses the Issuer has.

The date of the State registration of the Issuer: ***18.09.2002***
Number of the State registration certificate (of other document confirming the State registration of the Issuer): ***1028600584540***
The body that conducted the State registration: ***Ministry of Taxes and Duties of RF for Surgut, Khanty-Mansiysky Autonomous Okrug***

Licenses:
Number: ***KhMN 00431 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***05.03.1997***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas and condensate production within Yaunlorsky licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Saigatinsky licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Yelovy licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas, and condensate production within Fedorovsky licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas, and condensate production within Dunaevsky licensed area***

Number: ***KhMN 00406 NE***
Date of issue: ***18.12.1996***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas, and condensate production within Lyantorsky licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Maslikhovsky licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas and condensate production within Bystrinsky licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Solkinsky licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Solkinsky licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas and condensate production within Vachimsky licensed area***

Number: ***KhMN 00410 NE***
Date of issue: ***18.12.1996***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***15.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Savuysky licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Rodnikoviy licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Russkinskoy licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Konitlorsky licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Nizhne-Sortymsky licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***18.12.1996***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Alyekhinsky licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***05.03.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tromyegansky licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Tromyegansky licensed area***

Number: ***KhMN 00562 NE***

Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Komynsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Synyegansky licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Sakhalinsky licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Khorlorsky licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tundrinsky licensed area***

Number: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Verkhne-Nadymsky licensed area (Northern part)***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Vostochno-Sakhalinsky licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Zapadno-Kamynsky licensed area***

Number: ***KhMN #01070 NP***
Date of issue: ***20.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Numtoysky exploration block***

Number: ***KhMN #01087 NE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Severo-Seliyarovsky licensed area***

Number: ***KhMN #01061 NP***
Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN #01062 NP***
Date of issue: ***04.08.1999***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Chaprovsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuyskoye, Russkinskoye, Rodnikovoye and Konitlorskoye oil fields***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlorsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinskoye oil field***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsko-Kariyaunskoye oil field***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00382 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply in the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorskoye and Piltanskoye oil fields***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinskoye oil field***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinskoye oil field***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorskoye oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Nizhne-Sortymskoye oil field***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantorskoye oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alyekhinskoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Tromyeganskoye oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Solkinskoye oil field***

Number: ***KhMN 00850 VE***

Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachimskoye oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuyskoye oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlorskoye oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromyeganskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittemskoye oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Yelovoye oil field***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyanskoye oil field***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Nizhnesortymskoye oil field***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynskoye oil field***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alekhinskoye oil field***

Number: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yuzhno-Kamynsky licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 00384 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00383 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevskoye oil field***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovskoye oil field***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorskoye oil field***

Number: ***KhMN 00385 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Verkhne-Nadymskaya area***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovoye oil field***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***85M/98/0103/007/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***elaboration of technical (permissible) standards as to contaminant effluent into natural environment, waste placement***

Number: ***85M/98/0104/008/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***environmental certification of equipment, factories, production and natural installations, and territories***

Number: ***85M/98/0105/020/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing activities to determine Environment Impact Estimation to be applied to enterprises including those being engineered***

Number: ***62P-03/10-972***
Date of issue: ***29.06.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mining plants (installations) design***

Number: ***PLR 030001***
Date of issue: ***19.05.1999***
Date of expiry:

The body that issued the license: ***RF Committee on Press***
Range of activity: ***printing activity***

Number: ***86***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***006/e***

Date of issue: ***20.02.2001***
Date of expiry:
The body that issued the license: ***Land and Land-utilization Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***cadastre survey, land development, inventory of land of any category***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***2059***
Date of issue: ***25.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of the Administration of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry:
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***10505/920081***
Date of issue: ***20.01.2003***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***2138***
Date of issue: ***30.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***00AN #014827***
Date of issue: ***23.03.2001***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety of technical equipment employed at hazardous production installations***

Number: ***62PR #04-5931***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***gas equipment design***

Number: ***72 – II #000865***
Date of issue: ***14.05.2001***
Date of expiry:
The body that issued the license: ***License Chamber of the Administration of Tyumenskaya Oblast***
Range of activity: ***activities relating to ionizing radiation source (generating)***

Number: ***ID #04570***
Date of issue: ***20.04.2001***
Date of expiry:
The body that issued the license: ***The Ministry of Press of Russia***
Range of activity: ***printing activity***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Lermontovo" boarding house belonging to the healthcare trust "Surgut***

Number: ***57 EK #006829***

Date of issue: ***31.05.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***10505/0016***
Date of issue: ***01.06.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation, Nizhnevartovsk Customs***
Range of activity: ***setting up a custom warehouse***

Number: ***KhMN 00111 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Larkinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Rogozhnikovsky licensed area***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Novo-Nadymsky exploration block (Northern part)***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***62EK #01-6188***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK #01-6189***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR #01-6190***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR #01-6191***
Date of issue: ***06.07.2001***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR #01-6192***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST #01-6193***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***63-TO-1213***
Date of issue: ***03.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK #01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***boil inspection objects operation***

Number: ***62EK #01-6195***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK #04-6200***

Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT #04-6201***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repairs to gas equipment***

Number: ***62ST #04-6202***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT #04-6203***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting, adjustment and set-up of gas facilities***

Number: ***62IR #01-6218***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***62EK #01-6220***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation through open-cast process of mining facilities and generally developed natural recourses production installations***

Number: ***62VR #01-6219***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Range of activity: ***operation of explosives loading-unloading stations***

Number: ***62Pr #04-6217***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry:
The body that issued the license: ***State Oil Inspection for Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***subterranean water production for preparing salt solution within Vostochno-Surgutskoye oil field***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Kamynskoye oil field***

Number: ***FLTs 025094/1***
Date of issue: ***5.09.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activity: ***medical activity (pre-trip medical examinations for Motor depot of OT "Surgut")***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 72001260***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***

Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***
Date of expiry:
The body that issued the license: ***Main State Fire Protection Administration of MVD (Ministry of Internal Affairs) of RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MR #01-6565***
Date of issue: ***08.11.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***UO-03-209-0662***
Date of issue: ***20.12.2001***
Date of expiry:
The body that issued the license: ***Federal supervision of Russia for nuclear and radiation safety (Gosatomnadzor of Russia)***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***GS-5-72-02-21-0-8602060555-000201-1***
Date of issue: ***11.01.2002***
Date of expiry:
The body that issued the license: ***Gosstroi (State Committee for Building) of the RF***
Range of activity: ***designing of structures and buildings***

Number: ***51EK #04154***
Date of issue: ***11.12.2001***
Date of expiry:
The body that issued the license: ***Rostov Administration of Gosgortekhnadzor the RF***
Range of activity: ***operation of hazardous production facilities***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK #03-6894***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***62EK #10-2008***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of trunk pipeline transport***

Number: ***KhMN #01600 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Bittemskoye oil field***

Number: ***KhMN #01601 VE***
Date of issue: ***20.02.2002***

Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Tromyeganskoye oil field***

Number: ***KhMN #01602 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Khorlorskoye oil field***

Number: ***62EK #10-2004***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumensky Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry:
The body that issued the license: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production and use of subterranean water within Ai-Pimsky licensed area (Zapadno-Chigorinskoye oil field)***

Number: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production and use of subterranean water within Yuzhno-Kamynsky licensed area (Saninskoye oil field)***

Number: ***KhMN 11141 NP***

Date of issue: ***11.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, hydrocarbons exploration and estimation within Yuzhno-Lyaminsky licensed area***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, hydrocarbons exploration and estimation within Novo-Nadymsky licensed area (Southern part)***

Number: ***62RT #10-1487***
Date of issue: ***16.08.2000***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***Repairs to the equipment for works and using activities of trunk pipeline transport***

Number: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Subterranean water production and technical-grade utilization within Tonchinsky licensed area***

Number: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Severo-Yurievsky licensed area***

Number: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***oil and gas production within Severo-Labatiyugansky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevskoye oil field***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynskoye oil field***

Number: ***KhMN 00144 TBDBK***
Date of issue: ***26.03.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry:
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***rendering local and intra-area telephone communication***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry:
The body that issued the license: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (TsPTO)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of subsoil within Verkhne-Semieganskoye licensed area)***

Number: ***228***
Date of issue: ***2.08.2002***
Date of expiry:
The body that issued the license: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (PU "SurgutASUneft"))***

Number: ***TYuG-00248k***
Date of issue: ***2.10.2002***
Date of expiry:
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry:
The body that issued the license: ***Federal Geodesy and Cartography Service of Russia***
Range of activity: ***Geodesy activity***

Number: ***1498/371***
Date of issue: ***22.07.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***pharmaceutical activity***

Number: ***FLTs 23021187***
Date of issue: ***16.08.2000***
Date of expiry:
The body that issued the license: ***Krasnodar Regional Branch of Federal License Center, Ministry of Housing and Building of Russia***
Range of activity: ***construction of buildings and structures***

Number: ***FLTs 23021188***
Date of issue: ***16.08.2000***
Date of expiry:
The body that issued the license: ***Krasnodar Regional Branch of Federal Licensing Center, Ministry of Housing and Building of Russia***
Range of activities: ***manufacture of constructional materials and structures***

Number: ***KhMN 00175 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00169 TREIO***
Date of issue: ***20.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas" (NGDU "Lyantorneft")***

Number: ***KhMN 00170 TREIO***
Date of issue: ***20.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas" (NGDU "Lyantorneft")***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Fedorovskneft")***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Komsomolskneft")***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Nizhnesortymskneft")***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Lyantorneft")***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Lyantorneft")***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Lyantorneft")***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (UVSiNG)***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Surgutneft")***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Bystrinskneft")***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Nizhnesortymskneft")***

Number: ***10505/910080***
Date of issue: ***20.01.2003***

Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation, Nizhnevartovsk Customs***
Range of activity: ***setting up a custom warehouse***

Number: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***Subterranean water production and utilization in the system of reservoir pressure maintenance within Severo-Yuryevsky oil field***

Number: ***KhMN 11418 NP***
Date of issue: ***4.02.2000***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Golyanovsky licensed area***

Number: ***KhMN 11417 NP***
Date of issue: ***4.02.2000***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas production within Lungorsky licensed area***

Number: ***2346***
Date of issue: ***31.08.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2360***
Date of issue: ***21.09.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2461***
Date of issue: ***28.12.2001***
Date of expiry:

The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2367***
Date of issue: ***1.10.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2486***
Date of issue: ***1.10.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2502***
Date of issue: ***8.02.2002***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***20003809***
Date of issue: ***3.02.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***main pipeline transportation of oil, gas and their respective derivatives***

Number: ***10003808***
Date of issue: ***3.02.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***heating systems operation***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***electric systems operation***

Number: ***KhMN #01720 VE***
Date of issue: ***11.04.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***establishing of potable and industrial water supply at the Ulyanovskoye oil field***

Number: ***KhMN #01721 VE***
Date of issue: ***11.04.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***establishing of potable and industrial water supply at the Zapadno-Chigorinskoye oil field***

13. Taxpayer's Identification Number.

8602060555

14. Industries the Issuer is involved in.

OKONKh Codes:

15. The Issuer's location, mailing address and contact telephone numbers.

Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-61-33*** Fax: ***(3462) 42-64-95***
E-mail***: secretary@surgutneftegas.ru***

16. Information on the Issuer's Auditor

Name: ***Limited Liability Company "Rosexpertiza"***
Location: ***107078, Moscow, ul. Mashi Poryvaevoy, 11***
INN: ***7708000473***
Mailing address: ***103055, RF, Moscow, Tikhvinsky pereulok, 7, building 3***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 972-65-00***
E-mail: ***rosexp@online.ru***

Information on Auditor's license:
Number: ***007310***
Date of issue: ***26.12.2000***
Date of expiry: ***25.12.2003***
The body that issued the license: ***Ministry of Finance of the Russian Federation***

17. Information on Organizations Accounting Rights for the Issuer's Securities.

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-74*** Fax: ***(3462) 42-11-93***
E-mail address: ***sineft@wsnet.ru***

License:
Number: ***01100***
Date of issue: ***08.08.1996***
Date of expiry: ***04.07.2004***
The body that issued the license: ***Federal Commission for the Securities Market***

Date from which the mentioned registrar has kept the Issuer's registered securities files: ***02.04.1994***

Centralized deposit of the Issuer's issued securities during the accounting quarter was not conducted

18. The Issuer's Depository.

No depository

19. The Issuer's Participants.

Total number of shareholders (participants): ***44,225***

Shareholders (participants) holding at least 5% of the Issuer's charter capital: ***no such persons***

20. The structure of administrative bodies of the Issuer

The general shareholders' meeting is the supreme administrative body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting in accordance with the order provided for by the Company's Charter for a term till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period.

At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times. Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's administrative bodies are determined by the Company's Charter.

The competence of the general shareholders' (participants') meeting in compliance with the Company's Charter (constituent documents):

The competence of the general shareholders' meeting includes the following issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares taking part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter:

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem shares partly paid and through redemption of shares acquired or repurchased by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve the interim and final liquidation balance sheets;

8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) the procedure of general shareholders' meeting;

12) to establish the counting committee;

13) to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;

14) share split and share consolidation;

15) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;

16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";

17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares additionally placed amounts to more than 25% of the ordinary shares earlier placed by the Company;

18) to increase the Company's charter capital through placement of additional shares through private subscription;

19) to place through private subscription issuing securities convertible into shares. To place through open subscription convertible issuing securities which can be converted into ordinary shares amounting to more than 25% of the ordinary shares earlier placed by the Company;

20) to increase the Company's charter capital through increase in par value of shares;

21) to make a decision to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;

22) to approve in-house documents governing the activities of the Company's bodies;

23) other issues provided for by the law of the Russian Federation currently in force.

Issues included in the competence of the general shareholders' meeting cannot be submitted to the Board of Directors and Director General of the Company.

The competence of the Board of Directors (Supervisory Board) according to the Company's Charter (constituent documents)

The competence of the Board of Directors includes the following issues:

1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;

2) to recommend the size of dividends paid to shareholders and the procedure of dividend payment;

3) to determine priority lines of the Company's activity;

4) to convene the annual and extraordinary general shareholders' meetings of the Company;

5) to adopt the general shareholders' meeting agenda;

6) to fix the date for making out the list of persons having the right to participate in the general shareholders' meeting, the date, the venue and the time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the general shareholders' meeting, of the form and the text of a ballot paper;

7) to preliminary approve the Company's annual reports, balance sheets, profit and loss accounts;

8) to increase the Company's charter capital through placement by the Company:

- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares additionally placed amounts to 25% or less of the ordinary shares earlier placed by the Company;

- additional preferred shares through public subscription;

- additional shares at the expense of the Company's property;

9) to approve the report on the results of issue and purchase of the Company's shares by the Company;

10) to amend the Company's Charter brought about by the Company's charter capital increase due to increase in par value of shares;

11) to amend the Company's Charter brought about by the Company's charter capital increase due to the placement of additional shares;

12) the placement by the Company:

- bonds and other issuing securities convertible into shares if the stated bonds (other issuing securities) are placed through public placement and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;

- bonds and other issuing securities if they are not convertible into the Company's shares under the placement terms;

13) to determine the market value of the Company's property;

14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;

15) to manage shares purchased and bought back by the Company and the shares made available for the Company due to the fact that buyers have not fulfilled their obligations to pay for them;

16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;

17) to appoint Director General of the Company, to determine the rate of bonuses and compensations paid to him;

18) to recommend the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;

19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;

20) to approve the Company's in-house documents excluding those in-house documents which should be approved by the general shareholders'

meeting in conformity with the Federal Law "On Joint Stock Companies" and other in-house documents of the Company which should be approved by Director General of the Company according to the present Charter;
21) to establish branches and to open representative offices of the Company;
22) to amend the Company's Charter brought about by newly established branches and representative offices and their liquidation;
23) to adopt resolutions to approve large-scale deals by the Company, in accordance with the Federal Law "On Joint Stock Companies";
24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;
25) to adopt a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";
26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;
27) other issues stipulated by the law of the Russian Federation.

The competence of the individual and collegiate executive bodies of the Issuer in compliance with the Charter (constituent documents):

The competence of Director General of the Company includes the following:

- ***to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;***
- ***to issue orders, instructions, directions and other acts concerning the Company's activities; all the Company's employees are obliged to carry them out;***
- ***within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to decide that transactions of the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including***

shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;

- *to represent on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and treaties on the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property the cost of which amounts up to 25% of the book value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;*
- *to deal with issues concerning investments to develop enterprises and organizations;*
- *to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;*
- *to approve the manning table, the maintenance budget, the amount and the type of remuneration of labour paid to the Company's employees, Labour Internal Regulations and duty regulations for all categories of the Company's employees;*
- *to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to take decisions on making them materially responsible, to sign labour treaties (contracts) with the employees on behalf of the Company;*
- *to tackle the issues related to the social development of the Company and its subsidiaries;*
- *to make decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the law.*

Director General of the Company also has the right to take decisions on any issues concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General independently takes all the decisions on matters falling within his competence.

For a period of his absence and under any other circumstances Director General has the right to appoint any of the Company's officials as acting Director General.

21. Members of the Issuer's Board of Directors (Supervisory Board).

The Board of Directors
Chairman: ***Usoltsev Alexander Viktorovich***

Members of the Board of Directors:
Ananiev Sergei Alexeevich
Date of birth: ***1959***

Positions within last five years:
Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.004%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Anziriayev Yury Nikolaevich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Lyantorneft"***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Mugu Baizet Yunusovich
Date of birth: ***1953***

Positions within last 5 years:
Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Komsomolskneft"***

Share in the Issuer's charter capital: ***0.003%***
Shares in the Issuer's subsidiary/ subordinated companies:

no shares

Remuneration paid for the accounting quarter:
The information is confidential

Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1998 – present***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***President***

Period: ***1998 – present***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Bulanov Alexander Nikolaevich
Date of birth: ***1959***

Positions within last 5 years:

Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter

The information is confidential

Usoltsev Alexander Viktorovich
Date of birth: ***1938***

Positions within last 5 years:
Period: -
Company: ***no***
Range of activity: ***no***
Position: ***no***

Share in the Issuer's charter capital: ***0.008%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter:
The information is confidential

Matveev Nikolai Ivanovich
Date of birth: ***1942***

Positions within last 5 years:
Period: ***1998 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter:
The information is confidential

Medvedev Nikolai Yakovlevich
Date of birth: ***1943***

Positions within last 5 years:
Period: ***1998 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief geologist – Deputy Director General***

Period: ***1998 - now***
Organization: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***

Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.03%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Fedorov Sergei Anatolievich
Date of birth: ***1956***
Positions within last 5 years:

Period: ***1998 – 2000***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***Securities Department Director***

Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Deputy Director General on Securities***

Period: ***2001 – present***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***Vice-President on Securities***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

22. The Issuer's individual and collegiate administrative bodies and the managing Issuer's officials.

The individual executive body as well as the members of the Issuer's collegiate executive body:
Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1998 – present***

Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1998 – present***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***President***

Period: ***1998 – present***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

The Issuer's collegiate executive body has not been formed.
Person performing the duties of the Issuer's individual executive body: ***Bogdanov Vladimir Leonidovich***

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and to the Issuer's other officials.

Total amount of remuneration paid to all the persons mentioned in items 21 and 22 for the accounting period:
Wages (RUR):
Bonus (RUR):
Commission (RUR):
Other property provisions (RUR):
Total (RUR):

See also items 21 and 22

24. Information on legal entities where the Issuer is a participant.

Legal entities where the Issuer holds at least 5% of the charter capital:

Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***170000, RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: **100%**

Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: **100%**

Name: ***Limited Liability Company "Surgutmebel"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: **100%**

Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, pr. Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***

The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***

Name: ***Limited Liability Company "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***

Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***91.5%***

Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***

Name: ***Limited Liability Company "Central Surgut Depository"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***63.2%***

Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, office 306***

The Issuer's share in the legal entity's charter capital: ***30%***

Name: ***Joint Stock Commercial Bank "ROSBANK"***
Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul. Mashi Poryvaevoi, 11, P.O. Box 208***
The Issuer's share in the legal entity's charter capital: ***19.9%***

Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***

Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***

Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***

Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Nekrasova, 11, office 501***
The Issuer's share in the legal entity's charter capital: ***5.9%***

Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628422, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***

25. The shares of all the legal entities where the Issuer holds more than 5% of the charter capital as well as of their officials in the Issuer's charter capital:

25.1 Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.1.1 ***Serebrennikov Victor Georgievich***

The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.001%***

25.2 Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.3 Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.3.1 ***Diyanov Vassily Vladimirovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.000007%***

25.3.2 ***Rezyapov Alexander Filippovich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.3.3 ***Vildanov Ilgizar Adgamovich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.0006%***

25.3.4 ***Diyanov Vassily Vladimirovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.000007%***

25.4 Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***
The legal entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Isakov Vladimir Borisovich***
The person's functions: ***Individual executive body***

The person's share in the Issuer's charter capital: ***0.0001%***

25.5 Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***170000, RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:
25.5.1 ***Salagaev Anatoly Nikolaevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.003%***

25.6 Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, pr. Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:
25.6.1 ***Barankov Vladislav Georgievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.02%***

25.7 Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:
25.7.1 ***Shilyakov Vladimir Mikhailovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00007%***

25.8 Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.9 Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***

The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.9.1 ***Somov Vadim Evseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.006%***

25.10 Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.10.1 ***Tatarchuk Valery Grigorievich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.11 Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***
The entity's share in the Issuer's charter capital: ***0.6%***
Officials:

25.11.1 ***Uryupin Vyacheslav Alekseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.12 Name: ***Limited Liability Company "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***
The entity's share in the Issuer's charter capital: ***0.004%***
Officials:

25.12.1 ***Khasanov Ravil Rashitovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.13 Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***

The Issuer's share in the legal entity's charter capital: ***91.5%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.13.1 ***Nepomnyashchikh Evgeniya Victorovna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.009%***

25.13.2 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.13.3 ***Moiseev Alexander Vasilievich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.001%***

25.13.4 ***Zakharova Nina Alexandrovna***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.13.5 ***Korol Andrei Vitalievich***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0003%***

25.13.6 ***Pastukhova Galina Afanasievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.13.7 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.13.8 ***Vazhenin Yury Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.001%***

25.13.9 ***Nepomnyashchikh Evgeniya Viktorovna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.13.10 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.002%***

25.13.11 ***Kisselev Nikolai Viktorovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.13.12 ***Burtsev Gennady Alexeevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.13.13 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.13.14 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.13.15 ***Ashikhmin Vladimir Petrovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.14 Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***
The entity's share in the Issuer's charter capital: ***0.09%***

25.15 Name: ***Limited Liability Company "Central Surgut Depositary"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***63.2%***
The entity's share in the Issuer's charter capital: ***0.03%***
Officials:

25.15.1 ***Yusubov Ikram Ilias-ogly***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00008%***

25.16 Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, Room 306***

The Issuer's share in the legal entity's charter capital: ***30%***
The entity's share in the Issuer's charter capital: ***no share***

25.17 Name: ***Joint-Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)***
Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul. Mashi Poryvaevoi, 11, P.O.Box 208***
The Issuer's share in the legal entity's charter capital: ***19.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.17.1 ***Koshelenko Sergei Adolfovich***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.00002%***

25.17.2 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.17.3 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.18 Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.18.1 ***Cheskidova Galina Alexeevna***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.18.2 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.18.3 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.18.4 ***Cheskidova Galina Alexeevna***

The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.004%***

25.19 Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.19.1 ***Rakitin Vladimir Borisovich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.19.2 ***Sheshukov Alexander Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.20 Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***
The entity's share in the Issuer's charter capital: ***no share***

25.21 Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, Tyumen, ul. Nekrasova, 11, Room 501***
The Issuer's share in the legal entity's charter capital: ***5.9%***
The entity's share in the Issuer's charter capital: ***no share***

25.22 Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628422, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport***
The Issuer's share in the legal entity's charter capital: ***5%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.22.1 ***Ryupin Alexander Evstigneevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.003%***

26. Other affiliated entities of the Issuer.

26.1 Name: ***Closed Joint Stock Company "Kirishiautoservice"***
Location: ***RF, St. Petersburg***
Mailing address: ***191040, St. Petersburg, ul. Marata, 20, apt.1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.2 ***Eremenko Oleg Vladimirovich***
The entity's share in the Issuer's charter capital: ***0.003%***

26.3 Name: ***Limited Liability Company "Neftegas-Reserv"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13a***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.4 ***Bogdanov Vladimir Leonidovich***
The entity's share in the Issuer's charter capital: ***0.3%***

26.5 ***Usoltsev Alexander Viktorovich***
The entity's share in the Issuer's charter capital: ***0.008%***

26.6 ***Nuryaev Anatoly Sergeevich***
The entity's share in the Issuer's charter capital: ***0.04%***

26.7 ***Somov Vadim Evseevich***
The entity's share in the Issuer's charter capital: ***0.006%***

26.8 ***Usmanov Ildus Shagalievich***
The entity's share in the Issuer's charter capital: ***0.001%***

26.9 Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

27. The Issuer's share in the charter capital of legal entities-affiliated entities
See items 24, 25, 26

28. The share of the Issuer's affiliated entities as well as their founders and officials in the Issuer's charter capital.
See items 24, 25, 26

29. Entities having 5 and more per cent of votes in the Issuer's supreme administrative body.

No such entitites

30. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies and associations.

Organization: ***Association "Information and cooperation council of the fuel and energy complex"***

The Issuer's position and functions in the organization: ***Member of the Association***

31. The Issuer's branches and representative offices.

Name: ***Moscow representative office of OJSC "Surgutneftegas"***
Location: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Mailing address: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Manager: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Validity period of the letter of attorney: ***31.12.2003***

32. The number of the Issuer's employees.

The average number of the Issuer's employees including those in the branches and representative offices for the accounting period: ***85,948***

33. Description of the Issuer's basic activities.

Industry general development in the second quarter of 2003

Favourable oil prices made much of a contribution to further development of oil industry. Brent prices rose by 4% to 26.11 USD/bbl while Urals (Med) prices rose by 3% to 24.11 USD/bbl, as compared with the same period of the previous year.

The Russian fuel-energy complex produced 102.91 million tons of oil, an 11% increase against the same period of 2002.

In April-June oil supplies to Russian refineries grew by 28% against the same period of 2002 and totaled 58.54 million tons with initial oil processing at Russian refineries increasing by 1.5% against April-June of 2002 and amounting to 46.59 million tons of oil.

As compared with the second quarter of 2002, overall gas production in Russia rose by 3.8% to 148.29 billion cubic meters as a result of a considerable rise in oil companies' gas production.

OJSC "Surgutneftegas" produced 13.3 million tons of oil and 3.4 billion cubic meters of gas, an 11% and 10% increase respectively. The Company's share in domestic oil and gas production amounted to 13% and 2% correspondingly.

Increase in the Company's production was mainly due to plans to bring new fields into service; the plans entailed boosting drilling operations and putting new oil wells into production. Compared to the first quarter of 2002,

the Company drilled 785 thousand meters, a 5.5% increase, and put onstream 244 new wells.

"KINEF" Ltd, the Company's refinery, processed 3.8 million tons of crude materials. In terms of volumes of oil processed the refinery maintains the lead among other Russian refineries.

The future of the industry will depend on a number of both internal and external factors: changes in the revenue code of the RF, global and domestic oil prices, higher tariffs on industrial pumping, oil export restrictions, political stability in major oil consumer countries.

Basic activities and their share in total revenue.
Basic activities of the Company include oil production and sales of oil and oil products. Table 1 shows the Company's revenue from oil production for three financial years prior to the year of the reporting quarter and for the second quarter of 2003.

Table 1

Basic activities of OJSC "Surgutneftegas"	Share in total revenue (sales proceeds), (%)					
	2000	2001	4Q2002	2002	1Q2003	2Q2003
Sales of oil and oil products	96.0	92.7	93.3	93.5	93.5	91.9

The types of products bringing over 10% of the Company's revenue during 2000 – 2002 and during the first and second quarters of 2003 are oil and oil products including those being exported.
Sources of raw materials, materials and services

In the quarter under review, a supplier providing more than 10% of overall material assets delivered is CJSC "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company"), its share amounts to 10.93%.
In the second quarter of 2003, import content in the total material assets delivered to the Issuer was 21.58%.
Financial position of the Company allows ensuring the future availability to OJSC "Surgutneftegas" of sourcing for material assets.

Marketing outlets for the Issuers' products (work, services)

There are no consumers whose share in the Company's total sales proceeds during the second quarter of 2003 amounted to more than 10%.

Among the major negative factors that can affect the future efficiency of the Company's sales are possible tightening of tax policy, higher tariffs on industrial oil and oil products pumping, higher export tariffs on oil and oil products, and a possible fall in oil prices.

Reserves activities

At present, the working capital policy of the Company focuses on:

- ***lower portion of current assets included in the settlements with consumers;***
- ***constant analysis and control over collection of receivables;***
- ***asset liquidity valuation;***
- ***analysis and control over asset turnover.***

The inventory turnover ratio is calculated according to the procedure approved by the Ministry of Economics of the Russian Federation No. VK 477 dated June 21, 1994.
The inventory turnover ratio is calculated as a ratio of sales proceeds to the period average of inventory reserves value.

$$\text{Inventory turnover ratio} = \frac{\text{Sales proceeds}}{\text{Average value of inventory reserves}}$$

The inventory turnover ratio for 2Q2003 = 2.37

Seasonal nature of activities

OJSC "Surgutneftegas" activities are not of a seasonal nature.

The major competitors

The Company sells its oil and oil products at the domestic market and also to the CIS and non-CIS countries. The Company's competitive power is largely influenced by the location of other oil companies' refineries and marketing outlets, this makes a list of the Company's major competitors.

34. Investment declaration. The description of the Issuer's activities.
Solely presented by investment funds

35. Plans of the Issuer's future activities.
In 2003 the Company is planning to further develop all spheres of its activity, that is oil and gas production, oil refining, gas processing, and oil products marketing.
The Company plans to increase its crude output up to 52.9 million tons, and gas production is to reach 13.6 billion cubic meters. We will continue to expand our resource base through both exploration of licensed fields and acquisition of new oil and gas sites. The Company intends to bring 3 new oil fields on stream in 2003.
On oil refining side, the Company will upgrade its refinery, Limited Liability Company "PA "Kirishinefteorgsintez." During the current year we will continue construction of the hydrocracking complex.

The Company's plans also include modernization of the gas processing complex and construction of the third line of the gas treatment plant, which will allow us to produce additional 6 to 7 billion cubic meters per year.

36. Information on the Issuer's charter capital.
The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The breakdown of the charter capital by categories of shares:
Ordinary shares:
 total volume (RUR): ***35,725,994,705***
 share in the charter capital: ***82.264899%***
Preferred shares:
 total volume (RUR): ***7,701,998,235***
 share in the charter capital: ***17.735101%***

37. Information on the government's (municipality's) share in the charter capital of the Issuer.

Share of the Issuer's charter capital in public (municipal) ownership:
no such share

A block of the Issuer's shares in public (municipal) ownership:
no such block

A special right for the Russian Federation, entities of the Russian Federation, municipalities to participate in the management of the Issuer ("golden share"): ***not stipulated***

38. Information on declared shares of the Issuer.
no such shares

39. The material agreements and obligations of the Issuer.
no such agreements and obligations

40. The obligations of the Issuer in respect of the issue of shares and securities being convertible into shares.
The Issuer has no obligations in respect of the issue of shares and securities being convertible into shares (including those resulting from the privatization plan).

41. Information on sanctions imposed on the Issuer, its participation in litigations and revisions.

The sanctions imposed on the Issuer by the state authorities, courts over three financial years prior to the year of the reporting quarter and for the current year:

The date of imposing the sanction: ***24.04.2001***

The body that imposed the sanction: ***Land Resources and Planning Committee of Beloyarsky District***
Reasons for imposing: ***unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***10.05.2001***
The body that imposed the sanction: ***Land Resources and Planning Committee of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the land-laws by unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***7.08.2002***
The body that imposed the sanction: ***Environment Protection Division of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the Law of RF "On Environment Protection" Article 46 Part 2, Article 51 Parts 1,2, Article 69 Part 3***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***30.08.2002***
The body that imposed the sanction: ***Surgut Department of Central Natural Resources Division of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the Law of RF "On Environment Protection" Article 34 Part 1***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***10,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The description of litigations, which were going on or finished in the reporting quarter, and which may substantially affect the activities of OJSC "Surgutneftegas":

In the reporting quarter, there were no such litigations, which could have substantially affected the activities of OJSC "Surgutneftegas".

The description of reasons for all proceeding or completed inspections of the Issuer carried out by state authorities, as well as description of audit of the Issuer carried out at its participants' (shareholders') demand:

In the second quarter of 2003, there were no such inspections of financial and economic activity carried out by state authorities.

42. Important facts (events, actions), which took place in the reporting quarter.

No such events

43. Information on reorganization of the Issuer, its subsidiaries and subordinated companies.

There was not any reorganization of the Issuer, of its subsidiaries and of subordinated companies in the reporting quarter.

44. Additional important general information on the Issuer.

The persons mentioned in Items 26.2, 26.4 – 26.8 of the report are not affiliated persons of the Issuer. Persons mentioned in Items 26.2 and 26.4 perform the duties of individual executive bodies of the legal entities – affiliated persons of the Issuer mentioned in Items 26.3 and 26.9 respectively. Persons mentioned in Items 26.4 – 26.8 perform the duties of a legal entity – an affiliated person of the Issuer mentioned in Item 26.9.
In connection with the fact that according to the "Articles on Quarterly Report of the Issuer of Securities", Item 28 in the electronic form of the quarterly report is not to include information about shares of participation in the Issuer's charter capital of persons performing the duties of individual executive bodies, members of collegiate executive managing bodies, members of boards of directors (supervisory boards) of legal entities – affiliated persons of the Issuer, these persons and their shares in the Issuer's charter capital are listed in Item 26 of the present report.
The data on shares of persons in the charter capital of Issuer, as well as the data on the other persons, stated at this Issuer's report, are figured up to one decimal point, if this is equal to zero, in this case the data are figured up to the first decimal point, which is not zero. When this figure appears after the sixth decimal point or a person has no share, this is equal to zero.
On May 6, 1993, the Administration of the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, conducted the state registration of OJSC "Surgutneftegas" under No 12-4782.
Since February 27, 2003 OJSC "Surgutneftegas" has had OKVED – 11.10.11 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1 codes.

B. Information on financial and economic activities of the Issuer

45. Annual accounting reports for the last three financial years.
Not subject to presentation for the current reporting period

46. Accounting reports of the Issuer for the reporting quarter.

See Appendix

47. Facts entailing increase or decrease in the volume of the Issuer's assets for more than 10% during the reporting quarter.
No such facts

The volume of the Issuer's assets as of the end of the quarter, prior to the reporting quarter:
RUR 514,724,756 thousand.
The volume of the Issuer's assets as of the end of the reporting quarter:
RUR 509,750,908 thousand.

48. Facts entailing increase in profit (losses) of the Issuer for more than 20% during the reporting quarter in comparison with the prior quarter.

The date of fact (facts): ***June 30, 2003***
Description: ***Decline in profit in 2Q2003 resulted from reduction in sales revenue and increase in production costs due to increased taxes.***
Absolute variation in profit (losses) in the reporting quarter compared with profit (losses) of the Issuer in the quarter prior to the reporting quarter: ***RUR -2,878,992 thousand.***

The value of the Issuer's profit (losses) in the quarter prior to the reporting quarter:
RUR 14,885,017 thousand.
The value of the Issuer's profit (losses) in the reporting quarter:
RUR 12,006,025 thousand.

49. Information on formation and use of reserve and other special funds of the Issuer.
Unit: RUR thousand

The second quarter of 2003:

The title of the fund: Reserve Fund
The amount of the fund as of the end of the reporting quarter: 6,514,198
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Accumulation Fund
The amount of the fund as of the end of the reporting quarter: 0
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Social Sphere Fund
The amount of the fund as of the end of the reporting quarter: 0
Receipt: 0

Use: 0
Purpose of use: no

The title of the fund: Consumption Fund
The amount of the fund as of the end of the reporting quarter: 0
Use: 0
Purpose of use: no

50. Transactions of the Issuer during the reporting quarter totaling to 10% and more of the Issuer's assets as of the end of the quarter, prior to the reporting quarter.
No such transactions

51. Information on the use of funds, provided by the Issuer from placement of issuing stocks.
No information on such use of funds in the reporting quarter.

52. Borrowed funds received by the Issuer and its subsidiaries in the reporting quarter.
Information on the volume of borrowed funds received by the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
Long-term bank loans	439,325	826,501	7,438	1,258,388
incl. those not timely repaid	-	-	-	-
Other long-term borrowings	1,463,496	5,575,065	7,038,561	-
incl. those not timely repaid	-	-	-	-
Short-term bank loans	35,000	15,000	21,000	29,000
incl. those not timely repaid	-	-	-	-
Bank loans for employees	-			-
incl. those not timely repaid	-	-	-	-
Other short-term borrowings	3,275,787	2,598,901	3,054,851	2,819,837
incl. those not timely repaid	-	-	-	-

Information on the volume of borrowed funds received by the Issuer in 2Q2003:

Borrowers with loans (borrowings) of more than 10% from the volume of borrowed funds as of the end of the reporting quarter.

Long-term loans and borrowings Thousand RUR

Item	Balance at the	Received	Repaid	Balance as of

	turn of the year			the end of the reporting quarter
AK "Moskovsky Munitsipalny bank – Bank Moskvy"	439,325	826,501	7,438	1,258,388

Short-term loans and borrowings Thousand RUR

Item	Balance at the turn of the year	Received	Repaid	Balance as of the end of the reporting quarter
"PO "Kirishinefteorgsintez" Limited	2,620,807	650	653	2,620,804

53. Accounts receivable, accounts payable of the Issuer and its subsidiaries for the reporting quarter.

Information on the volume of accounts receivable, accounts payable of the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
1) Accounts receivable:				
short-term	21,535,292	354,240,115	347,801,246	27,974,161
incl. outstanding	10,098	44,899	8,769	46,228
by more than 3 months	10,098	44,899	8,769	46,228
incl. by:				
long-term	229,627	857,173	677,724	409,076
incl. outstanding				
by more than 3 months				
incl. by:				
2) Accounts payable:				
short-term	12,178,672	105,698,042	103,914,536	13,962,178
incl. outstanding	553	250,179	2,009	248,723
by more than 3 months	553	250,179	2,009	248,723
incl. by:				
long-term	-	-	-	-
incl. outstanding				
by more than 3 months				
incl. by:				
Provisions:				
received				
incl. from third parties	-	-	-	-
incl. by:				
granted				
incl. to third parties	-	-	-	-
incl. by:				
3) Flow of bills				
bills issued	-			-
incl. outstanding				-
incl. by:				

Bills received	278,000	738,400	986,400	30,000
incl. outstanding				-
incl. by:				

54. Financial investments of the Issuer.

Information on financial investments of the Issuer as of the end of the reporting quarter:

Item	**The volume of investments as of the end of the reporting quarter (thousand RUR)**		
	short-term (up to one year)	**long-term (over one year)**	**total**
Investments in government stocks of the Russian Federation			
Investments in government stocks of the constituent territories of the Russian Federation			
Investments in securities of local authorities			
Investment in securities, shares, pays of the other organizations		4,855,615	4,855,615
Investments in bonds and other debentures		5,575	5,575
Other borrowings granted	21,541,867	43,059,760	64,601,627
Investments in subsidiaries of the Issuer		40,315,801	40,315,801
Investments in subordinated companies of the Issuer			

Financial investments in organizations which have been dissolved under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

Financial investments in organizations, which have been declared bankrupts under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

The volume of the Issuer's assets as of the end of the reporting quarter (thousand RUR)	509,750,908

Organizations, financial investments in which total 10% and more of the Issuer's assets as of the end of the reporting quarter		
The title of the organization	**The volume of investments (thousand RUR)**	**Share in assets**
Total	-	0%

55. Other material information on financial and economic activities of the Issuer

C. The data on the Issuer's securities

56. Information on the Issuer's shares.

The ordinal number of the issue: ***1***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***14,773,595***
The total volume of the issue: ***14,773,595***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to the privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue: ***all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***59,094,380***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
there are not any

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***1***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***4,924,532***
The total volume of the issue: ***4,924,532***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to the privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue***: all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***19,698,128***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
there are not any

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***2***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***3,848,533,277***
The total volume of the issue: ***3,848,533,277***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on the results of the issue: ***3,841,134,700***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***

The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
The referred above value of the total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue. In fact the volume of the issue totaled 3,833,759,682 rubles.

The ordinal number of the issue: **2**
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***1,282,844,512***
The total volume of the issue: ***1,282,844,512***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***1,280,378,320***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
The referred above value of total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue.

In fact the volume of the issue totaled 1,277,919,980 rubles.

The ordinal number of the issue: ***3***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***282,064,241***
The total volume of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***public subscription***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***3***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***60,000,000***
The total volume of the issue: ***60,000,000***

Information on the government registration of the issue:
The date of registration: ***5.04.1996***
The registration number: ***MF 67-1-01184***

The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 6.04.1996 to 10.04.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***60,000,000***

Information on the government registration of the report on the issue:
The date of registration: ***17.05.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***500,000,000***
The total volume of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01430***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):

there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of shares of this issue: ***34,021,327***
The total volume of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01431***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***5***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***18,492,795,764***
The total volume of the issue: ***18,492,795,764***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***1-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***18,492,795,764***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***5***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***5,497,598,588***
The total volume of the issue: ***5,497,598,588***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***2-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***5,497,598,588***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***6***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***830,000,000***
The total volume of the issue: ***830,000,000***

Information on the government registration of the issue:
The date of registration: ***24.10.1997***
The registration number: ***2-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***private subscription***
The period of placement: ***from 13.11.1997 to 13.11.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***830,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***25.11.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):

there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***6***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***610,000,000***
The total volume of the issue: ***610,000,000***

Information on the government registration of the issue:
The date of registration: ***22.12.1997***
The registration number: ***1-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.02.1998 to 19.05.1998***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***610,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***30.06.1998***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***7***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***12,000,000,000***
The total volume of the issue: ***12,000,000,000***

Information on the government registration of the issue:
The date of registration: ***18.04.2000***
The registration number: ***1-07-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.05.2000 to 11.05.2000***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***12,000,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***27.06.2000***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

57. Information on the Issuer's bonds.

no bond issues

D. Additional data on the Issuer's securities

58, 59, 60. Rights of owners of the Issuer's shares. Dividends on the Issuer's shares.

58.1

The category of shares: ***ordinary***
The form of shares: ***registered non-documentary***
The complete title of the category/type of the shares: ***ordinary registered non - documentary shares***
The rights of an owner of shares of this category (type):
An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:

- ***one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to the total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);***
- ***receive dividend out of the Company's net profit;***
- ***a share of the Company's property if the Company is closed down;***
- ***demand that the Company buy out shares belonging to him/her in case:***
  the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;
  introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;
- ***participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;***
- ***purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".***
  In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.
  A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

Dividends on shares of this category (type):

Period: ***2000***
Size of dividends calculated per share (RUR): ***0.041***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,464,765,788.74***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001***

Size of dividends calculated per share (RUR): ***0.033***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,178,957,849.05***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2002***
Size of dividends calculated per share (RUR): ***0.032***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,143,231,831.87***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1Q2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1H2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet:

58.2

The category of shares: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
The complete title of the category/type of the shares: ***preferred registered non-documentary shares***
The rights of an owner of shares of this category (type):
A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;
- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;

- a share of the Company's property if the Company is closed down;
- participate in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders, which did not adopt the resolution to pay dividends irrespective of the reasons, or which adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".
- in case of acquisition of the voting right, claim on the Company to buy back his/her shares in the cases of:
the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or conclusion of the mentioned transaction, or if he/she did not participate in voting on these issues;
introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he voted against the corresponding resolution or did not participate in voting.
A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

Dividends on shares of this category (type):
Period: ***2000***
Size of dividends calculated per share (RUR): ***0.18***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,386,359,682.3***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR): ***0.1***
Total amount of dividends calculated per share of this category (type) (RUR): ***770,199,823.5***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2002***
Size of dividends calculated per share (RUR): ***0.096***
Total amount of dividends calculated per share of this category (type) (RUR): ***739,391,830.62***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1Q2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***1H2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet:

61. Restrictions on securities circulation.
See Items 56 and 57

62. Other important information on the Issuer's securities.
Total calculated dividend amount for ordinary and preferred shares is RUR 2,851,125,471.04 for 2000, RUR 1,949,157,672.55 for 2001, RUR 1,882,623,662.49 for 2002. Total amount of dividends actually paid on the Issuer's shares is RUR 2,816,065,255.64 for 2000, RUR 1,931,145,711.71 for 2001, RUR 1,848,462,679.89 for 2002.

Market information on the Issuer's shares.
The Issuer's ordinary and preferred shares are traded at CJSC "Saint Petersburg Currency Exchange" (shares of all issues), CJSC "Moscow Inter-bank Currency Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Moscow Stock Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Saint Petersburg Stock Exchange" (shares of all issues) and at the OTC market. Since June 18, 2002 ordinary and preferred registered shares of OJSC "Surgutneftegas" are included in the Quotation List of the 2nd level at NP "Stock Exchange RTS" according to the Listing Rules. With new NP "Stock Exchange RTS" Listing Rules entered into legal force, ordinary and preferred registered shares of the Issuer are included in the Quotation List at "B"NP "Stock Exchange RTS" since January 30, 2003.

Information on American Depository Receipt program on the Issuer's shares.
American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board".

Information on ADR program on ordinary registered shares of the Company:

Program starting date is December 30, 1996. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.

Information on ADR program on preferred registered shares of the Company:

Program starting date is March 1998. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.

APPENDIX

Financial statements for 1H2003

ACCOUNTING POLICY

BALANCE SHEET

		Codes
	Form №1 by OKUD	0710001
as of **June 30, 2003**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	

ASSETS	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	113,257	132,419
patents, licences, trade marks (marks of service), other similar rights and assets	111	113,257	132,419
organisation expenses	112		
Company business reputation	113		
Fixed assets	120	220,440,057	219,193,517
land and natural objects in use	121	3,514	3,514
buildings, machinery and equipment	122	220,436,543	219,190,003
Construction in progress	130	10,666,435	10,795,892
Profitable investments in material values	135		
property to be leased	136		
property given under the rent agreement	137		
Long-term financial investments	140	89,046,557	88,236,751
investments in subsidiaries	141	40,315,501	40,315,801
investments in subordinated entities	142		
investments in other organisations	143	7,154,909	4,855,615
loans granted to organisations for over 12 months	144	2,008,207	1,935,102
other long-term financial investments	145	39,567,940	41,130,233
Other fixed assets	150		
TOTAL for Section I	190	320,266,306	318,358,579
II. CURRENT ASSETS			
Stock	210	16,377,907	16,077,412
raw materials, materials and other similar values	211	10,233,010	10,954,857
livestock	212	13,985	1
expenses for goods in process (distribution costs)	213	192,050	182,004
commodities and goods for resale	214	1,839,489	1,206,033
goods shipped	215	54,284	9,036
deferred expenses	216	3,787,251	3,297,126
other reserves and expenses	217	257,838	428,355
VAT for acquired values	220	1,832,301	2,328,480
Accounts receivable (payment expected in over 12 months after the reporting date)	230	229,627	409,076
buyers and customers	231		
bills receivable	232		
due from subsidiaries and subordinated entities	233		
advances granted	234	55,125	55,125
other debtors	235	174,502	353,951
Accounts receivable (payment expected within 12 months after the reporting date)	240	21,535,292	27,974,161
buyers and customers	241	14,629,015	15,128,113
bills receivable	242	278,000	30,000
due from subsidiaries and subordinated entities	243		
amounts due from participants (constitutors) for charter capital installments	244		
advances granted	245	1,982,725	2,202,430
other debtors	246	4,645,552	10,613,618

Short-term financial investments	250	30,241,900	21,541,867
loans granted to organisations for less than 12 months	251	25,633	2,312,359
own shares repurchased from shareholders	252		
other short-term financial investments	253	30,216,267	19,229,508
Cash funds	260	1,230,583	379,693
petty cash	261	631	1,007
settlement accounts)	262	781,435	76,500
currency accounts	263	91	299
other cash funds	264	448,426	301,887
Other current assets	270	104,888,523	122,681,640
TOTAL for Section II	290	176,336,133	191,392,329
BALANCE (sum of lines 190 + 290)	300	496,602,439	509,750,908

LIABILITIES	**Line code**	**The reporting period beginning**	**The reporting period end**
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	43,427,993	43,427,993
Additional capital	420	274,444,515	282,773,189
Reserve capital	430	6,514,198	6,514,198
reserves formed in compliance with legislation	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Social fund	440		
Special-purpose financing and receipts	450	362,439	427,193
Prior years retained profit	460	135,984,457	87,395,543
Prior years retained profit – exchange rate difference basis	461	46,133,664	46,133,664
Expenses from prior years profit	462	(39,102,224)	
Prior years outstanding loss	465		
Reporting year profit from ordinary activities	470		23,743,479
Reporting year profit – exchange rate difference basis	471		(8,776,590)
Outstanding loss of the reporting year	475		
TOTAL for Section III	490	467,765,042	481,638,669
IV. LONG-TERM LIABILITIES			
Borrowings and loans	510	1,902,821	1,258,388
bank loans due in over 12 months after the reporting date	511	439,325	1,258,388
borrowings due in over 12 months after the reporting date	512	1,463,496	
Other long-term liabilities	520		
TOTAL for Section IV	590	1,902,821	1,258,388
V. SHORT-TERM LIABILITIES			
Borrowing and loans	610	3,310,787	2,848,837
bank loans due within 12 months after the reporting date	611	35,000	29,000
borrowings due within 12 months after the reporting date	612	3,275,787	2,819,837
Accounts payable	620	12,178,672	13,962,178
suppliers and contractors	621	2,203,490	2,600,612
bills payable	622		
due to subsidiaries and subordinated entities	623		
due to employees	624	1,694,543	1,581,762
due to state non-budget funds	625	287,490	479,497
due to the budget	626	1,267,849	4,498,446
advances received	627	783,418	146,924
other creditors	628	5,941,882	4,654,937
Profit payment due to participants (constitutors)	630	673,663	97,924
Deferred income	640	7,928,678	6,981,017
Deferred expenditures reserves	650	2,842,776	2,963,895
Other short-term liabilities	660		
TOTAL for Section V	690	26,934,576	26,853,851
BALANCE (sum of lines 490 + 590 + 690)	700	496,602,439	509,750,908

INFORMATION ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
Leasehold fixed assets	910	-	-
Including those on leasing	911		
Inventory holdings under bailment	920	1,738	2,163
Goods accepted for sale on a commission basis	930		
Debts of insolvent debtors written off to loss	940	63,692	108,440
Received collaterals for liabilities and payments	950	920,852	1,182,642
Granted collaterals for liabilities and payments	960		
Housing stock depreciation	970	171,263	183,469
Depreciation of external accomplishment objects and other similar objects	980	19,435	13,018
privatised apartments	990	28,536	33,500
depreciation of objects acquired for the account of budget financing	991	1,424,554	1,465,930

PROFIT AND LOSS ACCOUNT

		Codes
	Form №2 by OKUD	0710002
for **1H2003**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	95,662,184	80,593,546
Including those from sales	011	95,662,184	80,593,546
Cost of goods, products, works, services sold	020	(61,159,230)	(49,441,162)
Including those sold	021	(61,159,230)	(49,441,162)
Gross profit	029	34,502,954	31,152,384
Commercial expenses	030	(6,239,226)	(5,535,224)
Management expenses	040		
Sales profit (loss) (lines (010 - 020 - 030 - 040))	050	28,263,728	25,617,160
II. Operating revenues and expenses			
Interests receivable	060	1,519,724	1,861,159
Interests payable	070	(12,989)	
Income from participation in other organisations	080	20,351	
Other operating revenues	090	95,340,894	47,613,760
Other operating expenses	100	(98,528,082)	(49,490,685)
III. Non-sales revenues and expenses			
Non-sales revenues	120	1,037,000	1,736,276
Non-sales revenues (exchange rate difference)	121	701,211	5,873,884
Non-sales expenses	130	(749,584)	(540,857)
Non-sales expenses (exchange rate difference)	131	(9,477,801)	(168,125)
Profit (loss) before tax (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	26,891,042	26,796,813
Profit – exchange rate difference basis (121-131)	141	(8,776,590)	5,705,759
Profit tax and other similar compulsory payments	150	(3,147,563)	(6,851,511)
Profit (loss) from ordinary activities (140-150)	160	23,743,479	19,945,302
Profit – exchange rate difference basis (141)	161	(8,776,590)	(5,705,759)
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170		
Extraordinary expenses	180		
Expenses from reporting year profit	181		
Deferred accrued revenues	182		
Net profit (retained profit (loss) of the reporting period) (lines 160 + 170 - 180)	190		

DETERMINATION OF SOME LINES OF PROFIT AND LOSS ACCOUNT

Item	Line Code	For the reporting year		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	1,978	168	32,185	266
Prior year profit (loss)	220	381,496	86,345	28,960	21,367
Compensation for losses inflicted by default or ill perfomance of obligations	230		135		431
Exchange rate differences as to operations performed in foreign currency	240	701,211	9,477,801	5,873,884	168,125
Reduced costs of inventories at the end of the reporting period	250				
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	3,412	44,939	6,987	106